SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
Amendment No. 2
For Foreign Governments and Political Subdivisions Thereof
ANNUAL REPORT
of
THE REPUBLIC OF ITALY
(Name of Registrant)
Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED*
(As of close of the fiscal year)

	Amounts as to which registration	Names of exchanges on which
Title of Issues	is effective	registered
N/A*	N/A	N/A
Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:
THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008
It is requested that copies of notices and communications from the Securities and Exchange
Commission be sent to:
RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2005 comprises:
(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1 —	Pricing Agreement, dated June 5, 2007, between the Republic of Italy and the Underwriters named therein, relating to the Republic’s US$2,000,000,000 5.375% Notes due June 12, 2017;

Exhibit 2 —	Form of 5.375% Note due June 12, 2017;

Exhibit 3 —	Names and addresses of the Underwriters of the Republic of Italy’s 5.375% Notes due June 12, 2017;

Exhibit 4 —	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 5.375% Notes due June 12, 2017; and

Exhibit 5 —	Opinion, dated June 12, 2007, of Dottoressa Elena Comparato, Head of Unit VI of the Legal Affairs Directorate of the Treasury Department - Ministry of Economy and Finance of the Republic of Italy relating to the Republic of Italy’s US$2,000,000,000 5.375% Notes due June 12, 2017.
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE
EXHIBIT INDEX
Exhibit 1
Exhibit 2
Exhibit 3
Exhibit 4
Exhibit 5

SIGNATURE
     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on the 22nd day of June, 2007.

REPUBLIC OF ITALY
By:	/s/ Maria Cannata
Name:	D.ssa Maria Cannata
Title:	Director General — Treasury Department — Direction II Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit	Description	Page No.

1	Pricing Agreement, dated June 5, 2007, between the Republic of Italy and the Underwriters named therein, relating to the Republic’s US$2,000,000,000 5.375% Notes due June 12, 2017

2	Form of 5.375% Note due June 12, 2017

3	Names and addresses of the Underwriters of the Republic of Italy’s 5.375% Note due June 12, 2017

4	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 5.375% Note due June 12, 2017

5	Opinion, dated June 12, 2007, of Dottoressa Elena Comparato, Head of Unit VI of the Legal Affairs Directorate of the Treasury Department - Ministry of Economy and Finance of the Republic of Italy relating to the Republic of Italy’s US$2,000,000,000 5.375% Note due June 12, 2017